December 29, 2010
Mr. Bob Carroll
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Sent via facsimile (703) 813-6982

Re:	SEC Comment Letter dated December 22, 2010 Holly Energy Partners, L.P. Form 10-K for the Fiscal Year Ended December 31, 2009 File No. 1-32225
Dear Mr. Carroll,
As confirmation of our phone conversation today, you have agreed to grant us an extension in time to January 21, 2011 to respond to your comment letter dated December 22, 2010.
Please don’t hesitate to call me at 214-871-3553 if you have any questions regarding this extension. Thank you for your consideration.

Sincerely,

/s/ Bruce R. Shaw

Bruce R. Shaw
Senior Vice President and Chief Financial Officer